This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

December 12, 2005

Item 3.

Press Release

December 12, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has successfully completed the "bought-deal" private placement financing (the “Private Placement”) of common shares with a syndicate of underwriters, led by GMP Securities L.P. and including Canaccord Capital Corporation and Sprott Securities Inc. (collectively the “Underwriters”), as announced on November 22, 2005.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of December 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration